Exhibit 21

The LGL Group, Inc. Subsidiaries

Subsidiary Name	State of Organization	Owned by The LGL Group
M-tron Industries, Inc.	Delaware	100.0%
M-tron Industries, Ltd.	Hong Kong	100.0%
Piezo Technology, Inc.	Florida	100.0%
Piezo Technology India Private Ltd	India	99.9%
Lynch Systems, Inc.	South Dakota	100.0%